Exhibit 4.79

LONG-TERM INCENTIVE PLAN IN SHARES NO. 3 APPROVED AT THE MEETING OF THE BOARD OF DIRECTORS OF BRASILAGRO – BRAZILIAN AGRICULTURAL PROPERTIES COMPANY HELD ON DECEMBER 4, 2023

1. Vesting Term: August 1, 2023 until June 30, 2026.

2. Proportion of Shares Eligible for Delivery on the Vesting Date: 100%.

3. Share Grant Delivery Date: Within thirty (30) days from the end of the Vesting Period, provided that all applicable conditions for receiving the Share Grant have been fulfilled.

4. KPIs: The delivery of the Shares is conditioned upon and subject to the due fulfillment of certain financial and strategic Key Performance Indicators of the Company (“KPIs”) established below, according to combinations (scenarios) set forth in the sequence of the following financial and strategic KPIs of the Company:

The KPIs are defined for purposes of the 3rd ILPA Program and the Agreement:

	KPI*	BASE	TARGET	TOP
Finance	TSR (Total Shareholder Return)[1] **	>= 1,40	>= 1,50	>= 1,60
Finance	Operational Profitability***	>= 5,5%	>= 6,5%	>= 7,5%
Finance	Farms Sale (R$ milions) ****	>= R$ 400	>= R$ 500	>= R$ 600
Strategic	Company Capitalization (R$ milions) *****	>=R$ 150,0	>=R$ 200,0	>=R$ 250,0

**TSR =	Share Price at the end date of Vesting Period[2] + Dividends Paid declared during the Vesting Period
Share Price at the begnning date of Vesting Period
*** Operational Profitability =	Operational Profitability (without farms sale)
Market Value of Properties in Production at the beginning+Current Assets (direct cost + lease, actual of the current fiscal year)+Cattle Inventory Operating Result (excluding farm sales)
****Farms Sale =	Present Value of Sales

The Company's results in the fiscal years 2023/2024 to 2025/2026 will be considered for the calculation of all KPIs.

[1]	If the Brazilian Real (R$) currency depreciates by more than 30%, this target will be redefined.
[2]	The Share Value is based on the average price over the last 30 (thirty) trading sessions during which the Shares were traded on B3, counted retroactively from the final date of the Vesting Period.

TSR: If there is a depreciation of the national currency (Brazilian Real) greater than 30%, the target (KPI) provided in the Top column will be redefined.

The Multiple means one of the following percentages to be applied to the Base Grant for purposes of calculating the Share Grant, as follows:

(i)	75% (seventy-five percent)[3] in the event that the Company necessarily achieves the TSR KPI indicated in the Floor column, plus one of the other three KPIs indicated in the Target column, or plus two of the other three KPIs indicated in the Floor column, as per the KPI table;

(ii)	100% (one hundred percent)[4] in the event that the Company necessarily achieves the TSR KPI indicated in the Target column, plus two of the other three KPIs indicated in the Target column, or plus all the other KPIs indicated in the Floor column, as per the KPI table;

(iii)	150%/125% (one hundred and fifty/one hundred and twenty-five percent) [5] in the event that the Company necessarily achieves the TSR KPI indicated in the Top column, plus two of the other three KPIs indicated in the Top column, or plus all the other KPIs indicated in the Target column, as per the KPI table; or

(iv)	0% (zero percent) in the event that the results achieved by the Company with respect to the KPIs in the table established above do not configure any of the scenarios described in items (i) to (iii) above.

*	In the event of farm sales exceeding R$900 million, the Chief Executive Officer and the Chief Financial Officer will have an increase of 5% over the multiple of the Base Grant due under the ILPA Program.

[3]	Applicable regardless of whether the Participant is the CEO, Director, Manager, or Coordinator.
[4]	Applicable regardless of whether the Participant is the CEO, Director, Manager, or Coordinator.
[5]	150% if the Participant is the CEO or Director, and 125% if the Participant is a Manager or Coordinator.